



SECURIT] ‖‖‖‖‖‖‖‖ 04017176 ...ISSION
...giuii, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53338

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2003__ AND ENDING __December 31, 2003__
　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reynolds Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

2602 Iron Gate Drive, Suite 202
　　　　　　　　　　　　(No. and Street)

Wilmington, NC 28412
- (City)　　　　　　　　　　(State)　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lewis Reynolds　　　　　　　　　　　　　　(910) 793-9067
　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes, PLLC
　　　　　　　(Name – if individual, state last, first, middle name)

408 Summit Drive, PO Box 70　　　Sanford, NC　27331-0070
(Address)　　　　　　　　　(City)　　　　　　　　　(State)　　　(Zip Code)

PROCESSED

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

APR 23 2004

⌇ THOMSON
　FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____Lewis A. Reynolds_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Reynolds Securities, LLC_____ , as of __December 31_____ , 20_03___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____Managing Member_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REYNOLDS SECURITIES, LLC

Independent Auditors' Report and
Report on Internal Control

Year Ended December 31, 2003

Reynolds Securities, LLC

TABLE OF CONTENTS



DIXON HUGHES PLLC

Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To the Members
Reynolds Securities, LLC
Wilmington, North Carolina

We have audited the accompanying statement of assets, liabilities, and members' capital of Reynolds Securities, LLC (a limited liability Company) as of December 31, 2003, and the related statements of revenues, expenses, and changes in members' capital and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reynolds Securities, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes PLLC

Sanford, North Carolina
March 15, 2004

408 Summit Drive, PO Box 70
Sanford, NC 27331-0070
Ph. 919.776.0555 Fx. 919.774.4246
www.dixon-hughes.com



A Member of
Moores Rowland International

An association of independent
accounting firms throughout the world

ASSETS

CURRENT ASSETS
 Cash and cash equivalents $ 96,924
 Accounts receivable   26,878
 Other assets   26,701

 TOTAL ASSETS $ 150,503

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES
 Accounts payable $ 1,840
 Deferred revenues   293,905

 TOTAL LIABILITIES   295,745

MEMBERS' CAPITAL (NOTE B)   (145,242)

 TOTAL LIABILITIES AND MEMBERS' CAPITAL $ 150,503

REYNOLDS SECURITIES, LLC
STATEMENT OF REVENUES, EXPENSES AND CHANGES IN MEMBERS' CAPITAL
Year Ended December 31, 2003

REVENUES		
Advisory service revenue	$	163,330
Commission revenue		25,400
TOTAL REVENUES		188,730
EXPENSES		
Management fees (Note C)		195,500
Professional fees		14,599
Regulatory fees and expenses		1,548
Other expenses		13,243
TOTAL EXPENSES		224,890
NET LOSS		(36,160)
MEMBERS' CAPITAL, BEGINNING OF YEAR		(109,082)
CAPITAL CONTRIBUTIONS		-
MEMBERS' DISTRIBUTIONS		-
MEMBERS' CAPITAL, END OF YEAR	$	(145,242)

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (36,160)
Changes in assets and liabilities:	
Increase in accounts receivable	(26,878)
Increase in other assets	(25,640)
Increase in deferred revenues	160,335
Increase in accounts payable	1,840
NET CASH PROVIDED BY OPERATING ACTIVITIES	73,497
NET INCREASE IN CASH	73,497
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	23,427
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 96,924

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Reynolds Securities, LLC (the Company) is a North Carolina limited liability company formed on May 9, 2001 for the purpose of conducting business as a broker/dealer in securities. On June 4, 2001, the Company's application for broker/dealer status was granted by the Securities and Exchange Commission. The Company was granted broker/dealer status by the NASD on October 18, 2001. The Company serves primarily individual and institutional customers throughout the states of North Carolina, Virginia, Georgia, and Missouri.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

A summary of the Company's significant accounting policies follows:

Cash Equivalents

Cash equivalents consist of short-term, highly liquid debt instruments purchased with a maturity of three months or less.

Income Taxes

The Company is an LLC for income tax reporting purposes. Tax on the income of an LLC is the responsibility of its members. Therefore, no provision for income taxes was recorded in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue and Expense Recognition

Commission revenue and related expenses are recorded on a trade-date basis.

Advisory services revenue includes administration fees received by the Company for consultation, processing, due diligence and legal fees, among others. These revenues and the expenses associated with it are netted and classified as deferred revenues until the transaction is completed and the income is reasonably determinable.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital of $121,016, which exceeded the minimum net capital requirements of $19,716. The Company's net capital ratio was 2.4 to 1.

NOTE C - RELATED PARTIES

The Company has entered into an agreement with Reynolds Capital Management, LLC, an entity affiliated through common ownership, which provides for Reynolds Capital Management, LLC to provide capital for the payment of expenses incurred by the Company. The Company has no employees. Reynolds Capital Management, LLC provides all managerial, administrative and operational services necessary in carrying out the Company's business. This agreement also provides for the repayment of such expenses to Reynolds Capital Management, LLC by the Company provided that the repayments do not cause the net capital of the Company to fall below the regulatory requirement. Management fees for such services were $195,500.

NOTE D - LEGAL CONTINGENCIES

Various legal claims arise from time to time in the normal course of business, which in the opinion of management will have not material affect on the Company's financial statements.

SUPPLEMENTARY INFORMATION



DIXON HUGHES PLLC

Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT ON
THE SUPPLEMENTARY INFORMATION

To the Board of Directors
Reynolds Securities, LLC
Wilmington, North Carolina

Our report on our audit of the basic financial statements of Reynolds Securities, LLC for the year ended December 31, 2003 appears on page one. This audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes PLLC

Sanford, North Carolina
March 15, 2004

408 Summit Drive, PO Box 70
Sanford, NC 27331-0070
Ph. 919.776.0555 Fx. 919.774.4246
www.dixon-hughes.com

A Member of
Moores Rowland International
An association of independent
accounting firms throughout the world.



REYNOLDS SECURITIES, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
December 31, 2003

AGGREGATE INDEBTEDNESS	$ 295,745
MINIMUM REQUIRED NET CAPITAL	$ 19,716
NET CAPITAL	
Members' capital	$ (145,242)
Additions	
Deferred revenue	293,905
Deductions	
Due from affiliate	(27,647)
NET CAPITAL[(1)]	121,016
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 101,300
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.4:1

[(1)] A reconciliation of net capital to the Company's December 31, 2003 FOCUS II-A report is not necessary because there have been no adjustments.



DIXON HUGHES PLLC

Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL

To the Members
Reynolds Securities, LLC
Wilmington, North Carolina

In planning and performing our audit of the financial statements of Reynolds Securities, LLC (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company involving making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by Rule 17a-13, and complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

408 Summit Drive, PO Box 70
Sanford, NC 27331-0070
Ph. 919.776.0555 Fx. 919.774.4246
www.dixon-hughes.com



A Member of
Moores Rowland International

An association of independent
accounting firms throughout the world.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. There is a lack of segregation of duties of the accounting functions. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2003, and this report does not affect our report thereon dated March 14, 2004.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes PLLC

Sanford, North Carolina
March 15, 2004